DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com
Curtis L. Mo curtis.mo@dlapiper.com T 650.833.2015 F 650.687.1170

February 13, 2017

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:       J. Nolan McWilliams

                       Tonya K. Aldave

Re:                 ADOMANI, Inc.

                       Amendment No. 1 to

                       Offering Statement on Form 1-A

                       Filed January 17, 2017

                       File No. 024-10656

Ladies and Gentlemen:

On behalf of our client, ADOMANI, Inc., a Delaware corporation (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated January 26, 2017 (the “Letter”) in connection with the above-referenced offering statement on Form 1-A (the “Offering Statement”), filed by the Company on January 17, 2017. The Company is concurrently publicly filing an Amendment No. 2 to Offering Statement (“Amendment No. 2”), containing revised offering materials that incorporate the Company’s responses to the Staff’s comments.

Set forth below are the Staff’s comments followed by the Company’s responses. The numbered responses set forth below correspond to the numbered comments in the Letter. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offering Statement.

Exhibit 12.1

1.	Please have counsel opine on the legality of the underwriters’ warrant as your binding obligation. For guidance, refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section II.B.1.f. ).

Company’s Response

The Company acknowledges the Staff’s comment. The Company’s counsel has opined on the legality of the underwriters’ warrant as the Company’s binding obligation in Exhibit 12.1 attached to Amendment No. 2.

Very truly yours,

DLA Piper LLP (US)

/s/ Curtis L. Mo

Curtis L. Mo

Partner